Exhibit 10.29
EMPLOYMENT AGREEMENT
BERNARD ACOCA
EMPLOYMENT AGREEMENT (the “Agreement”) dated as of February 15, 2018 by and between El Pollo Loco, Inc. (the “Company”) and Bernard Acoca (the “Executive”).
WHEREAS, the Company desires to employ Executive as the Company's President and Chief Executive Officer; and
WHEREAS, Executive is willing to accept such employment on the terms hereinafter set forth in this Agreement.
NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1.	Term of Employment; Executive Representation.

(a)
Employment Term. Subject to the terms and conditions set forth in this Agreement, the term of Executive's employment under this Agreement shall commence on March 12, 2018 (the “Effective Date”) and end on the fiftieth month anniversary of the Effective Date (the “Initial Employment Term”) and on such date and on each subsequent anniversary of such date, the term shall, without further action by Executive or Company, be extended by an additional one-year period (each such one year term, the “Renewal Employment Term”) subject to earlier termination as provided in this Agreement; provided, however, that either Company or Executive may, by written notice to the other given not less than 60 days prior to the scheduled expiration of the Initial Employment Term or Renewal Employment Term (a “Non-Renewal Notice”), as applicable, cause the term not to extend (the period during which Executive is employed under the terms of this Agreement, including the Initial Employment Term and all Renewal Employment Terms, is referred to herein as the “Employment Term”). The Employment Term shall also terminate earlier upon termination of Executive's employment as set forth in Section 7.

(b)
Executive Representation. Executive hereby represents to the Company that the execution and delivery of this Agreement by Executive and the Company and the performance by Executive of the Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment agreement or other agreement or policy to which Executive is a party or otherwise bound.

2.	Position.

(a)
During the Employment Term, Executive shall serve as the Company’s President and Chief Executive Officer and shall principally perform Executive’s duties to the Company and its affiliates from the Company’s offices in the Orange County,

California metropolitan area, subject to normal and customary travel requirements in the conduct of the Company’s business. Executive shall have such authorities, duties and responsibilities as the Board of Directors of the Company (the "Board") may from time to time assign to him and reasonably consistent with those customarily performed by a chief executive officer of a company having a similar size and nature of the Company.

(b)
During the Employment Term, Executive will devote Executive’s full business time and best efforts to the performance of Executive’s duties hereunder and will not engage in any other business, profession or occupation (including in an advisory capacity, consulting capacity, or otherwise) for compensation or otherwise, provided, following the one-year anniversary of the Effective Date, subject to the consent of the Board, not to be unreasonably withheld, Executive may serve as a member of a board of directors of one for-profit entity that is not a competitor to the Company if such service does not materially interfere with his duties hereunder.

3.	Compensation.

(a)
During the Employment Term, the Company shall pay Executive a base salary (the “Base Salary”) at the annual rate of $550,000 (less applicable withholding taxes), payable in regular installments in accordance with the Company’s usual payment practices. Executive shall be entitled to such increases in Executive’s Base Salary, if any, as may be determined from time to time in the sole discretion of the Board.

(b)
With respect to each full calendar year during the Employment Term, Executive shall be eligible to earn an annual bonus award (an “Annual Bonus”) based on the achievement of specified performance goals, which shall be determined by the Board in its sole discretion within ninety (90) days following the commencement of each calendar year, with a targeted bonus equal to one hundred percent (100%) of Executive’s then current Base Salary (the “Target Bonus”). The Annual Bonus, if any, will be paid between January 1 and March 15 of the year following the year to which it relates.

(c)
At the discretion of the Board, during the Employment Term, starting in 2019, Executive will be eligible to receive an annual discretionary equity grant, with the amount and terms thereof determined by the Board. Executive will not be eligible to receive an equity grant in 2018.

4.	Sign on Awards

(a)
Equity. As soon as reasonably practical following the Effective Date (but no later than within 5 business days following the opening of the next open trading window of the Company), Executive will receive the following equity grants

(together, the “Sign-on Grant”) with aggregate grant-date value targeted at approximately $2,500,000. The Sign-on Grant will consist of the following:

(i)	Approximately $750,000 worth of time-vested 10-year options that will vest 25%/year;

(ii)	Approximately $1,000,000 worth of time-vested restricted stock units (or restricted shares) that will vest 25%/year, and

(iii)
Approximately $750,000 worth of performance-vested restricted stock units (or restricted shares) (“Sign-on Grant PSUs”): 50% vest upon achievement of $15 stock price and 50% vest upon achievement of $20 stock price, in each case (A) during a minimum of 20 consecutive trading days, in each case either prior to the 5th anniversary of grant (“End Date”), or (B) in connection with the occurrence of a Change in Control (with respect to Sign-on Grant, as such term is defined in the Company’s 2014 Omnibus Equity Incentive Plan and, with respect to equity awards other than Sign-on Grant, as defined in the Company’s Equity Incentive Plan pursuant to which such awards were granted, the “Change in Control”). Any Sign-on PSUs which do not vest on or prior to the earlier of the End Date or Change in Control shall be forfeited for no consideration.

All the other terms of the Sign-on Grant will be consistent with the Company’s standard equity award practices and shall be determined in good faith by the Board.

(b)
Cash. Within 30 days of the Effective Date, the Company shall pay Executive a lump sum cash payment of $250,000. If Executive resigns without Good Reason or is terminated by the Company for Cause prior to the twelve month anniversary of the Effective Date, the Executive will repay such amount to the Company within 30 days of such termination. If Executive resigns without Good Reason or is terminated by the Company for Cause prior to the eighteen month anniversary of the Effective Date (but after the twelve month anniversary of the Effective Date), the Executive will repay 50% of such amount to the Company within 30 days of such termination.

(c)	Relocation. To assist the Executive with Executive’s relocation expenses, within 30 days of the Effective Date, the Company will pay Executive a cash lump sum payment of $100,000.

(d)
Indemnification. The Executive shall be covered under the Company’s directors and officers liability insurance during the Employment Term and thereafter to the same extent as such coverage is provided from time to time to officers of the Company.

5.
Employee Benefits. During the Employment Term, Executive shall be provided, in accordance with the terms of the Company’s employee benefit plans as in effect from time to time, health insurance, retirement benefits and fringe benefits (collectively “Employee Benefits”) on the same basis as those benefits are generally made available to other senior executives of the Company. Executive shall be provided with annual vacation of four (4) weeks per each twelve (12) month period and additional weeks on a basis consistent with Company policy. During the Employment Term, the Company shall provide Executive with an automobile allowance substantially similar to the allowance provided by the Company to other similarly situated senior executives of the Company.

6.
Business Expenses. During the Employment Term, reasonable, documented business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be reimbursed by the Company in accordance with Company policies.

7.
Termination. The Employment Term and Executive’s employment hereunder may be terminated early by either party at any time and for any reason; provided that Executive will be required to give the Company at least ninety (90) days advance written notice of any resignation of Executive’s employment. Notwithstanding any other provision of this Agreement, the provisions of this Section 7 shall exclusively govern Executive’s rights upon termination of employment with the Company and its affiliates prior to expiration of the Employment Term.

(a)	By the Company For Cause or By Executive’s Resignation without Good Reason.

(i)	The Employment Term and Executive’s employment hereunder may be terminated by the Company for Cause (as defined below) or by Executive’s resignation without Good Reason (as defined below).

(ii)
For purposes of this Agreement, “Cause” shall mean (a) action by the Executive that constitute acts of (1) fraud; (2) embezzlement; (3) gross insubordination; (4) gross misconduct; (5) material dishonesty which causes material harm to the Company; (b) the Executive’s inability, failure, or refusal to perform any duty, responsibility, or obligation of his position, which (to the extent such inability, failure, or refusal to perform is curable in the judgment of the Company) is not cured by the Executive within five (5) days after receiving written notice from the Company of such inability, failure; (c) Executive's commission of a felony; (d) Executive’s substance abuse or alcohol abuse which renders the Executive unfit to perform his duties; or (e) any breach of the covenants set forth in Section 8 of this Agreement by Executive. Any voluntary termination of employment by the Executive in anticipation of an involuntary termination of the Executive’s employment by the Company for Cause shall be deemed to be a termination for Cause.

(iii)	If Executive’s employment is terminated by the Company for Cause, or if Executive resigns without Good Reason, Executive shall be entitled to receive:

(A)	the Base Salary through the date of termination;

(B)	except in the case of termination for Cause, any Annual Bonus earned but unpaid as of the date of termination for any previously completed calendar year;

(C)	reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy prior to the date of Executive’s termination; and

(D)	such Employee Benefits, if any, as to which Executive may be entitled under the employee benefit plans of the Company;

(E)
any additional amounts or benefits due under any applicable plan, program, agreement or arrangement of the Company or its affiliates or pursuant to applicable law (the amounts described in clauses (A) through (E) hereof being referred to as the “Accrued Rights”). The Accrued Rights under this Section 7 shall in all events be paid in accordance with the Company’s normal payroll procedures, expense reimbursement procedures or plan terms, as applicable.

Following such termination of Executive’s employment by the Company for Cause or resignation by Executive without Good Reason, except as set forth in this Section 7(a), Executive shall have no further rights to any contract damages, other compensation or any other benefits under this Agreement.

(b)	Disability or Death.

(i)
The Employment Term and Executive’s employment hereunder shall terminate upon Executive’s death or if Executive (A) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan, or disability plan, covering employees of the Company or an affiliate of the Company (such incapacity is hereinafter referred to as “Disability”).

Any question as to the existence of the Disability of Executive as to which Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Company. If Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and Executive shall be final and conclusive for all purposes of the Agreement.

(ii)	Upon termination of Executive’s employment hereunder for either Disability or death, Executive or Executive’s estate (as the case may be) shall be entitled to receive:

(A)	the Accrued Rights; and

(B)
the Annual Bonus, if any, that the Executive would have been entitled to receive pursuant to Section 3(b) hereof in respect of the year in which such termination occurs based upon the actual achievement of the performance goals, multiplied by a fraction the numerator of which is the number of days Executive is employed by the Company in such year and the denominator of which is the total number of days in such year, payable when such Annual Bonus would have otherwise been payable in accordance with Section 3(b) had the Executive’s employment not terminated (the "Pro-Rata Bonus").

Following Executive's termination of employment due to death or Disability, except as set forth in this Section 7(b), Executive or Executive’s estate (as the case may be) shall have no further rights to any contract damages, other compensation or any other benefits under this Agreement.

(c)	By the Company Without Cause or by Executive’s Resignation with Good Reason.

(i)	The Employment Term and Executive’s employment hereunder may be terminated by the Company without Cause or by Executive with Good Reason.

(ii)	For purposes of this Agreement, “Good Reason” shall mean:

(A)	Executive’s relocation, without his consent and other than for a temporary work assignment, by the Company outside Orange County, California;

(B)	a material diminution of Executive’s authority, duties, title or responsibilities as set forth in Section 2(a) hereof;

(C)	a reduction of Executive’s Base Salary (as increased from time to time) as set forth in Section 3(a) hereof;

(D)	the material failure of the Company to provide or cause to be provided to Executive any of the Employee Benefits described in Section 5 hereof; or

(E)
a requirement that Executive report to anyone other than the Board; provided that none of the events described in clauses (A) through (E) of this Section 7(c)(ii) shall constitute Good Reason unless Executive shall have notified the Company in writing describing the event which constitutes Good Reason within thirty (30) days of the initial occurrence of such event and then only if the Company shall have failed to cure such event within thirty (30) days after the Company’s receipt of such written notice.

(iii)
If Executive’s employment is terminated by the Company without Cause (other than by reason of death or Disability), by Executive with Good Reason or by reason of Employment Term expiring as a result of the Company delivering to the Executive the Non-Renewal Notice (such event, the “Company Non-Renewal”), Executive shall be entitled to receive:

(A)	the Accrued Rights;

(B)
subject to Executive’s execution of a general release of claims in a form reasonably determined by the Company (the “Release”), the expiration of the applicable revocation period with respect to such Release within sixty (60) days following the date of termination or, in the case of Company Non-Renewal, expiration of the Employment Term, as applicable, and Executive’s continued compliance with the provisions of Section 8 and 9, the Pro-Rata Bonus;

(C)
subject to Executive’s execution of a Release, the expiration of the applicable revocation period with respect to such Release within sixty (60) days following the date of termination or, in the case of Company Non-Renewal, expiration of the Employment Term, as applicable, and Executive’s continued compliance with the provisions of Section 8 and 9, continued payment of the Base Salary in accordance with the Company's normal payroll practices for a period of eighteen (18) months following the date of such termination or, in the case of Company Non-Renewal, expiration of the Employment Term, as applicable, which shall commence on the sixtieth (60th) day following such termination or, in the case of Company Non-Renewal, expiration of the Employment Term, as applicable (with the first payment equal to the cumulative amount that would have been paid in such initial sixty (60) day period); and

(D)
if such termination or, in the case of Company Non-Renewal, expiration of the Employment Term, as applicable, occurs on or after the effective date of a Change in Control but prior to the twenty-four (24) months anniversary of the effective date of such Change in Control, subject to Executive’s execution of a Release, the expiration of the applicable revocation period with respect to such Release within sixty (60) days following the date of termination or, in the case of Company Non-Renewal, expiration of the Employment Term, as applicable, and Executive’s continued compliance with the provisions of Section 8 and 9, all of Executive’s then outstanding equity awards (including Sign-on Grant, but excluding Sign-on Grant PSUs or any other equity award(s) the performance vesting of which is tested at the time of the Change in Control) will vest (with performance conditions deemed achieved at target).

Following the Company Non-Renewal, Executive’s termination of employment by the Company without Cause (other than by reason of Executive’s death or Disability) or by Executive’s resignation with Good Reason, except as set forth in this Section 7(c), Executive shall have no further rights to any contract damages, other compensation or any other benefits under this Agreement or under any other plans, programs or arrangements of the Company or its affiliates.

(d)
Notice of Termination. Any purported termination of employment by the Company or by Executive (other than due to Executive’s death) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 12(g) hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.

8.
Non-Interference/Non-Solicitation. Executive acknowledges and recognizes that in the course of performing services for the Company, Executive will have access to certain confidential and proprietary information of the Company and its affiliates that is extremely valuable to the Company and its affiliates and is not known to the general public. Accordingly, Executive agrees as follows:

(a)
Executive agrees that during the term of employment and until the first anniversary of the date of termination of Executive's employment with the Company or any subsidiary of the Company, as the case may be (the "Restricted Period"), the Executive will not directly or indirectly, use any Company Confidential Information (as defined in Section 9) to interfere with business relationships (whether formed before or after the date of this Agreement) between the Company or any of its affiliates and customers, suppliers, partners, members or investors of the Company or its affiliates.

(b)
Executive further agrees that during the Restricted Period, Executive will not, directly or indirectly, (i) solicit or encourage any employee of the Company or its affiliates to leave the employment of the Company or its affiliates, or (ii) solicit or encourage to cease to work with the Company or its affiliates any consultant then under contract with the Company or its affiliates; provided, however, that general advertising not directed specifically at employees of the Company or any affiliate shall not be deemed to violate this Section 8(b).

(c)
It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in this Section 8 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that any restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

9.
Confidentiality and Cooperation. Executive will not at any time (whether during or after Executive's employment with the Company) disclose or use for Executive's own benefit or purposes or the benefit or purposes of any other person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise other than the Company and any of its subsidiaries or affiliates, any trade secrets, information, data, or other confidential information relating to customers, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, manufacturing processes, financing methods, plans, or the business and affairs of the Company generally, or of any subsidiary or affiliate of the Company (“Company Confidential Information”); provided that the foregoing shall not apply to information which is not unique to the Company or which is generally known to the industry or the public other than as a result of Executive's breach of this covenant; provided further that the foregoing shall not apply when Executive is required to divulge, disclose or make accessible such information by a court of competent jurisdiction or an individual duly appointed thereby, by any administrative body or legislative body (including a committee thereof) having supervisory authority over the business of the Company, or by any administrative body or legislative body (including a committee thereof) with jurisdiction to order Executive to divulge, disclose or make accessible such information. Executive agrees that upon termination of Executive's employment with the Company for any reason, he will return to the Company immediately all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of the Company and its affiliates and/or containing any Company Confidential Information, except that he may retain personal notes, notebooks and diaries that do not contain Company Confidential Information of the type described in the preceding sentence. Executive further agrees that he will not retain or use for Executive's account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of the Company or its affiliates. Except to the extent that it could reasonably be expected to materially and unreasonably interfere with the Executive's professional and personal responsibilities and commitments, upon reasonable notice from the Company to the Executive, Executive agrees to cooperate, both during and after the Employment Term, at the Company’s sole cost and expense (including reasonable, necessary and documented legal fees) to the extent not otherwise paid by insurance), with respect to matters of which Executive has knowledge.

10.	DEFEND TRADE SECRETS ACT.

(a)
Notwithstanding anything set forth in this Agreement to the contrary, Executive shall not be prohibited from reporting possible violations of federal or state law or regulation to any governmental agency or entity or making other disclosures that are protected under the whistleblower provisions of federal or state law or regulation, nor is Executive required to notify the Company regarding any such reporting, disclosure or cooperation with the government.

(b)
Pursuant to Section 1833(b) of the Defend Trade Secrets Act of 2016, Executive acknowledges that he shall not have criminal or civil liability under any federal or State trade secret law for the disclosure of a trade secret that (i) is made (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Nothing in this Agreement is intended to conflict with Section 1833(b) of the Defend Trade Secrets Act of 2016 or create liability for disclosures of trade secrets that are expressly allowed by such section.

11.
Specific Performance. Executive acknowledges and agrees that the Company's remedies at law for a breach or threatened breach of any of the provisions of Section 8 or Section 9 would be inadequate and, in recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

12.	Miscellaneous.

(a)	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflicts of laws principles thereof.

(b)
Entire Agreement/Amendments. This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement supersedes any other agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof which have been made by either party. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

(c)
No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(d)
Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

(e)
Assignment. This Agreement shall not be assignable by Executive. This Agreement may be assigned by the Company to a company which is a successor in interest to substantially all of the business operations of the Company. Such assignment shall become effective when the Company notifies the Executive of such assignment or at such later date as may be specified in such notice. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such successor company, provided that any assignee expressly assumes the obligations, rights and privileges of this Agreement.

(f)
Successors Binding Agreement. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributes, devises and legatees.

(g)
Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to the Company:

El Pollo Loco, Inc.
3535 Harbor Boulevard, Suite 100
Costa Mesa, CA 92626
Attn: Chairman of the Board and
Attn: Vice President of Legal.

If to Executive: To the most recent address of Executive set forth in the personnel records of the Company.

(h)
Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(i)
Section 409A. The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), to the extent subject thereto, and accordingly, to the maximum extent permitted, this Agreement shall be interpreted and administered to be in compliance therewith. Notwithstanding anything contained herein to the contrary, Executive shall not be considered to have terminated employment with the Company for purposes of any payments under this Agreement which are subject to Section 409A of the Code until the Executive has incurred a “separation from service” from the Company within the meaning of Section 409A of the Code. Each amount to be paid or benefit to be provided under this Agreement shall be construed as a separate identified payment for purposes of Section 409A of the Code. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six-month period immediately following an Executive’s separation from service shall instead be paid on the first business day after the date that is six months following the Executive’s separation from service (or, if earlier, the Executive’s date of death). To the extent required to avoid an accelerated or additional tax under Section 409A of the Code, amounts reimbursable to Executive under this Agreement shall be paid to Executive on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in kind benefits provided to Executive) during one year may not affect amounts reimbursable or provided in any subsequent year. The Company makes no representation that any or all of the payments described in this Agreement will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment.

(j)	Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.
/s/ Bernard Acoca_____________________
Bernard Acoca

EL POLLO LOCO, INC.
By:     /s/ Michael G. Maselli
    Name:    Michael G. Maselli
    Title:    Chairman of the Board